

19003343

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden Hours per response	12.00

DM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- **66968**

SEC
Mail Processing
Section

MAR 0 5 2019

Washington DC
413

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. PRIVATE CLIENT ADVISORS, LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

790 NORTH MAIN STREET

(No. and Street)

PROVIDENCE	RI	02904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SERGIO DECURTIS   401-274-5001 X 330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

yw

OATH OR AFFIRMATION

I, SERGIO DECURTIS _____ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

N.E. PRIVATE CLIENT ADVISORS, LTD. _____ , as of

DECEMBER 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

_____

PRESIDENT
Title

_____
Notary Public

CHENDA KEN
NOTARY PUBLIC
STATE OF RHODE ISLAND
MY COMMISSION EXPIRES OCT 24, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2018

Table of Contents

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of N.E. Private Client Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client Advisors, Ltd. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as N.E. Private Client Advisors, Ltd.'s auditor since 2016.

Norwood, Massachusetts

February 16, 2019

N.E. Private Client Advisors, Ltd.
Statement of Financial Condition
December 31, 2018

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$ 53,375	$ 0	$ 53,375
12b(1) fees receivable	0	173,902	173,902
Commissions receivable	4,116	0	4,116
Other assets	0	2,202	2,202
TOTAL CURRENT ASSETS	57,491	176,104	233,595
TOTAL ASSETS	$ 57,491	176,104 $	233,595

LIABILITIES AND STOCKHOLDER'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$ 14,365	$ 0	$ 14,365
TOTAL CURRENT LIABILITIES	14,365	0	14,365
STOCKHOLDER'S EQUITY:			
Common stock, $ .01 par value, 8,000 shares authorized, 100 shares issued and outstanding	1	0	1
Additional paid in capital	99,999	0	99,999
Retained earnings	(56,874)	176,104	119,230
TOTAL STOCKHOLDER'S EQUITY	43,126	176,104	219,230
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 57,491	$176,104 $	233,595

The accompanying notes are an integral part of these financial statements.

REVENUES:		
Mutual fund commissions	$	44,156
12b-1 fees		653,972
Interest income		11
TOTAL REVENUE		698,139
EXPENSES:		
Compliance expense		4,200
Insurances		2,546
Office expenses		8,439
Officer compensation		70,000
Payroll		289,086
Payroll taxes		28,147
401(K) Safe Harbor/Profit Share expense		50,608
Professional fees		5,900
Regulatory fees		5,541
Rent		30,000
Taxes		981
Telephone		3,000
TOTAL EXPENSES		498,448
NET INCOME	$	199,691

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2018	$ 1	$ 99,999	$ 169,539	$ 269,539
Net Income			199,691	199,691
Stockholder's distributions			(250,000)	(250,000)
Balances at December 31, 2018	$ 1	$ 99,999	$ 119,230	$ 219,230

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 199,691
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in cash from changes in assets and liabilities:	
12b(1) fees receivable	(99,562)
Commissions receivable	(225)
Other assets	3,559
Accrued expenses	(451)
TOTAL ADJUSTMENTS	(96,679)
NET CASH PROVIDED BY OPERATING ACTIVITIES	103,012

CASH FLOWS USED IN FINANCING ACTIVITIES:

Stockholder's distributions	(250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(146,988)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	200,363
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 53,375

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 981

Disclosure of accounting policy:

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

1. Business Activity

    Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker-dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

    This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

    Handling Customers' Funds

    Customers' checks are made payable directly to the mutual funds purchased by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

    Cash and Cash Equivalents

    The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was .05% at December 31, 2018.

    Amounts Receivable

    Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2018. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2018. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

    Revenue Recognition

    Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker-dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2018, the Company had a net capital of $43,126 which was $38,126 in excess of its required net capital of $5,000. At December 31, 2018, the Company's percentage of aggregate indebtedness to net capital was 33.31 %.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2018, the Company incurred shared expenses of $30,000 in rent, $3,000 in telephone expense, and $4,800 in office expenses. During 2018, the Company paid the affiliate$ 37,800 for these shared expenses.

5. 401(k) Safe Harbor Profit Sharing Plan

Effective January 1, 2008, the Company instituted a 401 (k) Profit Sharing Safe Harbor Plan. The Company is required to contribute 3% of gross wages for all eligible participants. Under this plan, employees may also elect wage deferrals.

6. 401(k) Safe Harbor Profit Sharing Plan (continued)

As of December 31, 2018, the Company had contributed the following: safe harbor contribution $6,255 and a profit sharing contribution of $44,353.

Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

As of December 31, 2018, employee membership in the Plan is as follows:
Participants:

Active	6
Terminated vested	0
Retired	0
Total	6

Under provisions of the Plan, benefits vest 100% immediately. An employee may retire at age 62 with five years of service for full benefits.

7. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2018. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

8. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2015, 2016, and 2017 tax returns remain subject to examination.

9. Subsequent Events

The Company has evaluated subsequent events through February 16, 2019, which is the date the financial statements were available to be issued.

Supplementary Information

N.E. Private Client Advisors, Ltd.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

COMPUTATION OF NET CAPITAL

		Total ownership
a.	equity from Statement of Financial Condition	$ 219,230
b.	Deduct ownership equity not allowable for Net Capital	0
c.	Total ownership equity qualified for Net Capital	219,230
	Add:	
i.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B.	Other deductions or allowable credits	
5.	Total capital and allowable subordinated liabilities	219,230
6.	Deductions and/or charges:	
A.	Total non-allowable assets from Statement of Financial Condition:	176,104
B.	Secured demand note deficiency	
C.	Commodities futures contracts and spot commodities	
D.	Other deductions and or charges	(176,104)
7.	Other additions and or allowable credits	
8.	Net Capital before haircuts on securities positions	43,126
9.	Haircuts on Securities:	
A	Contract securities commitments	
B.	Subordiated securities borrowings	
C.	Trading and investment securities	
1.	Exempted securities	
2.	Debt securities	
3.	Options	
4.	Other securities	
D.	Undue concentration	
E.	Other	
10.	Net Capital	$ 43,126

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHJ\NGE COMMISSION

December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required: (6 2/3% of aggregate indebtedness)	$ 958
12. Minimum dollar net capital requirement	5,000
13. Net capital requirements (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 minus line 13)	$38,126
15. Net capital less greater of 10% of line 19 or 120% of line 12	$38,126

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1 liabilities from Statement of Financial Condition	$ 14,365
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
19. Total aggregate indebtedness	14,365
20. Percentage of aggregate indebtedness to capita! (line 18 divided by line 10)	33.31%

RECONCILATION WITH COMPANY'S COMPUTATION (included in
Part IIA of Form X-7a5(a) as of December 31, 2018)

$ 45,329

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report
Items not included in computation:

Audit Adjustments	3,164
Increase in non-allowable assets	(5,367)
Net Capital	$ 43,126

N.E. PRIVATE CLIENT ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

N.E. Private Client Advisors, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
N.E. Private Client Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N.E. Private Client Advisors, Ltd. identified the following provisions of 17 C.F.R. 15c3-3(k) under which N.E. Private Client Advisors, Ltd. claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(ii) (exemption provisions) and (2) N.E. Private Client Advisors, Ltd. stated that N.E. Private Client Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. N.E. Private Client Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 16, 2019

N.E. Private Client Advisors, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5(d)(1) and (4), (Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. S 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year, January 1, 2018 to December 31, 2018.

N.E. Private Client Advisors, LTD

By:
President

February 6, 2019